Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes acquisition of Great Bear Resources

Toronto, Ontario, February 24, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (the “Company”) is pleased to announce today that it has completed the previously announced plan of arrangement (the “Arrangement”) to acquire all of the issued and outstanding shares of Great Bear Resources Ltd. (“Great Bear”).

“The closing of the acquisition of Great Bear Resources represents a milestone for Kinross as we advance our future growth strategy. We are excited to add such a high-quality asset in a top mining jurisdiction to our global portfolio,” said J. Paul Rollinson, Kinross Gold President and CEO. “Our exploration and development strategy will start immediately, including our goal of drilling 200,000 metres this year. We aim to further define the asset’s untapped potential and unlock the significant value we see from its numerous avenues for growth. We also look forward to working with the Wabauskang and Lac Seul First Nations and local communities as we advance our development strategy.”

Under the terms of the Arrangement, Great Bear shareholders were provided the right to elect to receive C$29.00 in cash for each Great Bear common share (“Great Bear Share”) or 3.8564 Kinross common shares (“Kinross Share”) per Great Bear Share, both subject to pro-ration to a maximum cash consideration of approximately US$1.1 billion (C$1.4 billion) and a maximum of 80,773,353 Kinross Shares. Based on valid elections received by the election deadline, Great Bear shareholders who elected (or who were deemed to elect) to receive cash were subject to pro-ration and will receive approximately C$25.80 in cash and approximately 0.4257 Kinross Shares per Great Bear Share. Great Bear shareholders who elected to receive the shares were not subject to pro-ration.

The Arrangement also includes a payment of contingent consideration in the form of one contingent value right (CVR) per Great Bear Share that may be exchanged for 0.1330 of a Kinross Share per Great Bear Share. The contingent consideration will be payable in connection with Kinross’ public announcement of commercial production at the Dixie project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed. The CVRs are transferable and have a term of 10 years.

In aggregate, Kinross will pay approximately C$1.35 billion in cash and issue approximately 49.3 million Kinross shares and approximately 59.3 million CVRs to Great Bear securityholders under the Arrangement. Subsequent to December 31, 2021, Kinross drew down US$1.1 billion from its US$1.5 billion revolving credit facility to finance the cash portion of the Arrangement.

The shares of Great Bear are expected to be delisted from the TSX Venture Exchange at market close on February 25, 2022. Following the delisting, Kinross intends to apply for Great Bear to cease to be a reporting issuer under applicable Canadian securities laws.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. Forward-looking statements contained in this presentation include, without limitation, statements with respect to: the successful implementation and overall effectiveness of the Company’s future growth strategy; the Company’s ability to both define any further potential in the asset and to unlock significant value from its potential; the ability of the Company to successfully execute its exploration and development strategy, including meeting its drilling goals for 2022; and that the shares of Great Bear will be successfully delisted from the TSX Venture Exchange. The words “advance”, “aim”, “goal”, “expect”, “potential”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021 and the Annual Information Form dated March 30, 2021. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

p. 2 Kinross completes acquisition of Great Bear Resources	www.kinross.com